Exhibit 99.1

AGI Inc. Partnership Program

1. Purpose. This AGI Inc Partnership Program (the “Program”) is established by AGI Inc (the “Company”). The Program reflects the legacy partnership arrangements originally established by AGI Financial Holding S.A. and assumed by the Company following its initial public offering. Its purpose is to enable selected key partners, officers, Employees and Consultants of the Company and its Affiliates to acquire an equity interest in the Company and, following the initial public offering, to permit the orderly disposition of Partnership Shares already acquired, strengthening the attraction, retention and motivation of talent and aligning their interests with those of the Company’s shareholders. This Program operates as a standalone compensatory plan for registration purposes but incorporates certain terms and conditions of the AGI Inc 2026 Omnibus Incentive Plan (the “Omnibus Plan”). To the extent the terms of this Program or of a Partnership Agreement specifically address a matter (including the purchase price, vesting, treatment of dividends and distributions, transfer restrictions and lock-up, and change-of-control protections such as tag-along and drag-along rights), those terms govern, and the Omnibus Plan governs all other matters.

2. Definitions. Capitalized terms used and not defined herein have the meanings given in the Omnibus Plan. For purposes of the Program:

“Acquisition Condition” means for each Tranche, the suspensive condition (Article 125 of the Brazilian Civil Code) consisting of the lapse of the verification term applicable to such Tranche without the Participant’s Termination of Service or the termination of the Partnership Agreement having occurred beforehand.

“Acquisition Price” means the price payable by a Participant for each Partnership Share, equal to the Net Equity Value per Share determined as of the reference date corresponding to the verification of the relevant Acquisition Condition, paid in cash and adjusted by the TJLP (or, if the TJLP ceases to be published, by the IPCA).

“Affiliate” means any Person that controls, is controlled by, or is under common control with the Company.

“Net Equity Value per Share” means the Company’s book net equity, per its disclosed financial statements as of the applicable reference date, divided by the total number of shares of all classes then issued.

“Partnership Agreement” means the individual conditional share purchase agreement entered into between a Participant, the Company and any other parties thereto, setting out the number of Partnership Shares, the Tranches, the verification terms, the Acquisition Price and the financing arrangements.

“Partnership Shares” means the Shares acquired or to be acquired by a Participant under the Program.

"Shares" means Class A Common Shares in the Company, of a nominal or par value of US$0.00005 each;

“Termination of Service” has the meaning given in the Omnibus Plan and in the applicable Partnership Agreement, and generally means the termination, for any reason, of the Participant’s relationship as an officer, Employee or Consultant of the Company or any of its Affiliates.

“Tranche” means each portion of the Partnership Shares whose acquisition is subject to its own Acquisition Condition, as set out in the applicable Partnership Agreement.

3. Administration. The Program is administered by the directors of the Company or a committee designated by the directors (the "Committee"), which has full authority to interpret the Program and the Partnership Agreements, determine eligibility, set the terms of each Award, adopt rules and procedures, and take all actions necessary to administer the Program. The Committee may delegate to one or more officers of the Company the authority to execute the corporate resolutions, instruction letters and other instruments required to give effect to the issuance and delivery of Partnership Shares. All determinations of the Committee are final and binding.

4. Shares Subject to the Program. Subject to adjustment as provided in the Omnibus Plan, the maximum number of Shares that may be issued under the Program is 7,100,000 Shares, constituting a maximum reserve, provided that the Board may adjust the number of Shares available for issuance under the Program from time to time at its discretion; the Company is not obligated to issue the full amount, and unissued Shares remain available for future issuance under the Program. Shares covered by an Award that lapses, is forfeited, is the subject of a No-Acquisition Notice (Section 8), or is otherwise not acquired again become available under the Program. Partnership Shares may be issued through the transfer of treasury Shares or through an issue of newly issued Shares, as the Company determines on a case-by-case basis.

5. Eligibility. Participation is limited to natural persons who are key partners, officers, Consultants or Employees of the Company or its Affiliates and who are selected by the Committee to the extent that participation in the Program is permitted by applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations. Participation is voluntary, personal and non-transferable, and confers no right to continued service.

6. Awards; Acquisition of Partnership Shares. Each Award is evidenced by, and subject to the terms of, the Participant’s Partnership Agreement, under which the Company agrees to sell and the Participant agrees to acquire the Partnership Shares in Tranches, subject to the respective Acquisition Conditions. Each Tranche is acquired only upon, and to the extent of, satisfaction of its Acquisition Condition and payment of the corresponding Acquisition Price. Until a Tranche is effectively acquired in accordance with the terms of the applicable Partnership Agreement, the Participant holds a mere expectation of right and is entitled to no shareholder rights in respect of the underlying Shares. Each Award under the Program constitutes a right to purchase Shares for consideration under this standalone Program.

7. Acquisition Price; Payment; Financing. The Acquisition Price of each Tranche equals the Net Equity Value per Share as of the applicable reference date and is payable in cash, concurrently with acquisition, adjusted by the TJLP (or, if the TJLP ceases to be published, by the IPCA) from the date of verification of the Acquisition Condition to the date of payment. The Participant may fund the Acquisition Price through financing obtained from Banco Agibank S.A. (a “CCB Partnership”), where and if made available at such bank’s sole discretion, repayable on the terms of the relevant instrument. The Program does not guarantee the availability of any such financing, and the Participant remains responsible for payment of the Acquisition Price with the Participant’s own funds.

8. Vesting; Opt-Out. Each Tranche becomes eligible for acquisition upon lapse of its verification term, provided no Termination of Service or termination of the Partnership Agreement has occurred beforehand. Within thirty (30) days following the Company’s disclosure of the financial statements relating to the applicable reference date, the Participant may deliver a notice electing not to acquire the relevant Tranche (a “No-Acquisition Notice”) and not exercise his or her rights with respect to the acquisition of that Tranche, in which case the acquisition of that Tranche is extinguished. The absence of a timely No-Acquisition Notice constitutes the Participant’s automatic agreement to acquire that Tranche and to pay the corresponding Acquisition Price. The Committee may accelerate or waive conditions to acquisition.

9. Class of Shares. Partnership Shares are Class A common shares in the capital of the Company.

10. Settlement and Recordkeeping. Partnership Shares are issued to the Participant, who, upon receipt, adheres to the Company’s Shareholders’ Agreement, only to the extent that one becomes in effect. The Company maintains records identifying the Partnership Shares issued to each Participant under the Program and takes such corporate actions and executes such instruments as are necessary to give effect to the issuance and recordkeeping contemplated hereby.

11. Transfer Restrictions; Lock-Up. Partnership Shares are subject to the transfer restrictions set out in the applicable Partnership Agreement and Shareholders’ Agreement (if any) and the Company's amended and restated memorandum and articles of association, including a general restriction on transfer and encumbrance prior to release. Following an initial public offering, Partnership Shares remain subject to the IPO lock-up applicable to shareholders and management and, thereafter, are released for trading progressively on the schedule set out in the Partnership Agreement. Where any balance of the Acquisition Price or of a CCB Partnership remains outstanding in respect of a Participant, the proceeds of any permitted sale of Partnership Shares are applied first to settle such outstanding balance, and only the net amount is released to the Participant. Transfers are permitted only in accordance with such restrictions, any others set out in the Partnership Agreement and the Shareholders’ Agreement (if any), and applicable law.

12. Tag-Along; Drag-Along; Change in Control. Partnership Shares are subject to the tag-along and drag-along rights and to the change-in-control provisions set out in the Shareholders’ Agreement (if any) and the applicable Partnership Agreement. The Change in Control provisions of the Omnibus Plan apply without prejudice to the tag-along and drag-along rights set out in the applicable Partnership Agreement and Shareholders’ Agreement (if any), which are preserved.

13. Nature of the Program. The Program, the Partnership Agreements and the related transactions are of an exclusively civil and commercial nature. They do not create any employment or social-security obligation, are unrelated to the Participant’s fixed compensation or to any profit-sharing arrangement, are entered into voluntarily, and afford no protection against the risks inherent in share ownership. The Acquisition Price is paid by the Participant with its own funds.

14. Tax and Withholding. Each Participant is responsible for all taxes arising in connection with the Program. The Company and its Affiliates may make such arrangements as they consider appropriate to satisfy any applicable withholding obligation, consistent with the commercial (purchase-for-consideration) nature of the Program.

15. Governing Law; Dispute Resolution. The Program is governed by the laws of the Federative Republic of Brazil, without prejudice to the laws of the Cayman Islands and the United States to the extent mandatorily applicable to the Shares and to their registration and offer. Disputes are submitted to arbitration before the CIESP/FIESP Chamber of Conciliation, Mediation and Arbitration, as provided in the Partnership Agreements.

16. Term; Amendment and Termination. The Program is effective as of the date on which the Program is adopted by the Board and continues until terminated by the Committee or the Board. The Committee or the Board may amend, suspend or terminate the Program at any time, provided that no such action may materially impair a Participant’s rights under an outstanding Award without the Participant’s consent, except as permitted by the Omnibus Plan or required by applicable law.

17. Miscellaneous. The Program, the Omnibus Plan and each Partnership Agreement constitute the entire agreement on the subject matter hereof. Headings are for convenience only. If any provision is held invalid, the remaining provisions remain in effect.